SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 October 2021

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 29 September 2021
99.2	Total Voting Rights dated 01 October 2021
99.3	Holding(s) in Company dated 05 October 2021

Exhibit No: 99.1

TR-1: Standard form for notification of major holdings
1. Issuer Details

ISIN
GB00BHJYC057

Issuer Name
INTERCONTINENTAL HOTELS GROUP PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Royal Bank of Canada

City of registered office (if applicable)

Country of registered office (if applicable)
CA
4. Details of the shareholder

Name	City of registered office	Country of registered office
Royal Trust Corporation of Canada	Toronto	Canada
RBC Private Counsel (USA) Inc.	Toronto	Canada
RBC Phillips, Hager & North Investment Counsel Inc.	Toronto	Canada
RBC Global Asset Management Inc.	Toronto	Canada
5. Date on which the threshold was crossed or reached

24-Sep-2021

6. Date on which Issuer notified

28-Sep-2021

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.930000	0.000000	4.930000	9042178
Position of previous notification (if applicable)
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BHJYC057	8888859		4.850000
US45857P8068	153319		0.080000
Sub Total 8.A	9042178		4.930000%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2
9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Royal Bank of Canada	RBC Global Asset Management Inc.	4.830000		4.830000%
Royal Bank of Canada	RBC Phillips, Hager & North Investment Counsel Inc.
Royal Bank of Canada	RBC Private Counsel (USA) Inc.
Royal Bank of Canada	Royal Trust Corporation of Canada
Royal Bank of Canada		4.930000		4.930000%
10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion
28-Sep-2021

13. Place Of Completion
Toronto, Ontario, Canada

Exhibit No: 99.2

InterContinental Hotels Group PLC

(the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, a

s at 30 September 2021, its issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 4,501,408 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is

183,216,312.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.3

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BHJYC057

Issuer Name

INTERCONTINENTAL HOTELS GROUP PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Cedar Rock Capital Limited

City of registered office (if applicable)
London

Country of registered office (if applicable)

United Kingdom

4. Details of the shareholder

Name	City of registered office	Country of registered office
Multiple Investment Management Clients

5. Date on which the threshold was crossed or reached

01-Oct-2021

6. Date on which Issuer notified

05-Oct-2021

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.950000	0.000000	4.950000	9076898
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BHJYC057	0	9076898	0.000000	4.950000
Sub Total 8.A	9076898		4.950000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

10. In case of proxy voting

Name of the proxy holder

Cedar Rock Capital Limited

The number and % of voting rights held

9,076,898 (4.95%)

The date until which the voting rights will be held

Duration of client relationships and position holding

11. Additional Information

12. Date of Completion

13. Place Of Completion

London, United Kingdom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	08 October 2021